UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 22, 2015
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On April 22, 2015, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the second fiscal quarter ended March 31, 2015. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Current Report, including any exhibits hereto, is being furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company with the Securities and Exchange Commission, whether made before or after the date hereof, regardless of any general incorporation language in such filings (unless the Company specifically states that the information or exhibit in this particular report is incorporated by reference).

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release, dated April 22, 2015, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 22, 2015   By: /s/ Jeffrey P. Julien
                                               Jeffrey P. Julien
                                               Executive Vice President - Finance,
                                               Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES

April 22, 2015

FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media

RAYMOND JAMES FINANCIAL REPORTS FISCAL 2ND QUARTER 2015 RESULTS

- **Record quarterly net revenues of $1.29 billion, up 9 percent over last year's March quarter and 3 percent over the preceding quarter**
- **Quarterly net income of $113.5 million, or $0.77 per diluted share**
- **Quarter-end records for client assets under administration of $495.8 billion, financial assets under management of $69.4 billion, and net loans of $12.1 billion at Raymond James Bank**
- **The number of Private Client Group financial advisors reached a record 6,384, increases of 182 over last year's March and 48 over the preceding quarter**

ST. PETERSBURG, Fla - Raymond James Financial, Inc. (NYSE: RJF) today reported net revenues of $1.29 billion and net income of $113.5 million, or $0.77 per diluted share, for the fiscal second quarter ended March 31, 2015. Both revenues and pre-tax income improved 9 percent over last year's March quarter. Compared to the preceding December quarter, revenues increased 3 percent but pre-tax income declined by 11 percent.

"While we generated record net revenues this quarter, our profitability was negatively impacted by seasonal expenses and other factors, including fewer days than the preceding quarter," explained CEO Paul Reilly. "Notwithstanding the items that impacted our fiscal second quarter results, we had the strongest start ever to a first half of our fiscal year, as net revenues of $2.54 billion grew 7 percent and pre-tax income of $383.2 million grew 11 percent over the first half of fiscal 2014."

Segment Results

Private Client Group

- **Record quarterly net revenues of $870.6 million, up 7 percent compared to the prior year's fiscal second quarter and 3 percent compared to the preceding quarter**
- **Quarterly pre-tax income of $75.4 million, down 2 percent compared to the prior year's fiscal second quarter and 19 percent compared to the preceding quarter**
- **Record quarter-end Private Client Group assets under administration of $471.1 billion, up 9 percent over last year's March and 3 percent over the preceding quarter**

The Private Client Group segment generated record quarterly net revenues driven by record levels of client assets under administration and assets in fee-based accounts, which continue to benefit from market appreciation and very strong financial advisor recruiting and retention results. Meanwhile, the segment's pre-tax margin to net revenues for the quarter of 8.7 percent fell below its target due to the aforementioned seasonal expenses and a $6 million charge to commission expense, which reversed the reduction to commission expense related to mutual fund share classes made in the preceding quarter.

"Our Private Client Group segment continues to benefit from excellent financial advisor recruiting and retention results, which reinforce the value of our robust platform and client-focused culture," said Reilly. "Furthermore, our intense and unwavering focus on our clients should position us relatively well for any potential regulatory changes impacting the wealth management industry."

Capital Markets

- **Quarterly net revenues of $235.2 million, up 6 percent compared to the prior year's fiscal second quarter and 1 percent compared to the preceding quarter**
- **Quarterly pre-tax income of $20.8 million, down 29 percent and 25 percent, respectively, compared to the prior year's fiscal second quarter and the preceding quarter**

Securities commissions in the Capital Markets segment increased 5 percent compared to last year's March quarter. A substantial increase in institutional fixed income commissions was somewhat offset by weakness in institutional equity commissions, which was primarily driven by a significant reduction in equity underwriting activity, particularly in the energy and real estate sectors.

Despite an extremely slow start for investment banking in January and February, unusually robust M&A results in late March and a notable increase in tax credit fund syndication fees enabled investment banking revenues to increase 10 percent compared to last year's March quarter. Profitability in this segment was negatively impacted by a $3 million adjustment to clearance and floor brokerage expense, the difficult market environment in Canada, and costs associated with the build-out of the Life Sciences practice.

"Our Fixed Income division enjoyed a strong quarter, as institutional fixed income commissions and trading profits benefited from increased interest rate volatility and a surge in public finance activity in March," explained Reilly. "Looking forward, our investment banking pipeline remains vibrant, despite continued headwinds in the energy sector."

Asset Management

- **Quarterly net revenues of $94.0 million and quarterly pre-tax income of $31.1 million**
- **Record financial assets under management of $69.4 billion, up 11 percent over the year-ago March and up 4 percent over the preceding quarter**

Net revenues in the quarter increased 7 percent compared to last year's March quarter, but declined 6 percent compared to the preceding December quarter, which benefited from $5 million of performance fees and two more billable days. For the first six months of the fiscal year, the segment's revenues and pre-tax income increased by 6 percent and 15 percent, respectively, compared to the first half of fiscal 2014.

Raymond James Bank

- **Record quarterly net revenues of $102.9 million, a significant increase of 21 percent compared to the prior year's fiscal second quarter and a 2 percent increase compared to the preceding quarter**
- **Quarterly pre-tax income of $71.3 million, substantial increases of 25 percent compared to the prior year's fiscal second quarter and 11 percent compared to the preceding quarter**
- **Record net loans of $12.1 billion, a 20 percent increase over the year-ago March and $251 million higher than the preceding December**

The Bank generated record quarterly net revenues of $102.9 million and its second highest quarterly pre-tax income of $71.3 million in the quarter. Net loans grew to a new record and the Bank's net interest margin improved to 3.09 percent, a 12 basis point improvement over last year's March quarter and a 5 basis point improvement over the preceding quarter.

<u>Other</u>

Total revenues in the Other segment increased substantially to $17.8 million, which was driven by $17.3 million of gains attributable to private equity investments, of which $5.7 million was attributable to noncontrolling interests. A portion of the benefit derived from the private equity gains was offset by the timing of corporate advertising expense.

"While seasonal items typically provide a short-term drag to our profitability in the first calendar quarter, we are optimistic about our prospects given nearly all of our long-term business drivers - including the number of financial advisors, assets under administration, financial assets under management, and bank loans - are at or near new records," explained Reilly.

A conference call to discuss the results will take place tomorrow morning, Thursday, April 23, at 8:15 a.m. ET. For a listen only connection, please call: 877-666-1952 (conference code: 25743613), or visit raymondjames.com/analystcall for a live audio webcast. An audio replay of the call will be available until 5:00 p.m. ET on October 15, 2015, under the Investor Relations page of our website at www.raymondjames.com.

About Raymond James Financial, Inc.

Raymond James Financial, Inc. (NYSE: RJF) is a leading diversified financial services company providing private client group, capital markets, asset management, banking and other services to individuals, corporations and municipalities. Its subsidiaries have approximately 6,300 financial advisors serving in excess of 2.6 million client accounts in more than 2,600 locations throughout the United States, Canada and overseas. Total client assets are approximately $496 billion. Public since 1983, the firm has been listed on the New York Stock Exchange since 1986 under the symbol RJF. Additional information is available at www.raymondjames.com.

Forward Looking Statements

Certain statements made in this press release and the associated conference call may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions and divestitures, anticipated results of litigation and regulatory developments or general economic conditions. In addition, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," "forecasts," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our filings with the Securities and Exchange Commission from time to time, including our most recent Annual Report on Form 10-K and subsequent Form 10-Q, which are available on www.raymondjames.com and the SEC's website at www.sec.gov. We expressly disclaim any obligation to update any forward-looking statement in the event it later turns out to be inaccurate, whether as a result of new information, future events, or otherwise.

Raymond James Financial, Inc.
Selected financial highlights (Unaudited)

Summary results of operations

| | Three months ended | | | | |
	March 31, 2015	March 31, 2014	% Change	December 31, 2014	% Change
	($ in thousands, except per share amounts)				
Total revenues	$ 1,312,624	$ 1,204,625	9 %	$ 1,279,844	3 %
Net revenues	$ 1,285,778	$ 1,178,645	9 %	$ 1,252,460	3 %
Pre-tax income	$ 180,320	$ 165,464	9 %	$ 202,908	(11)%
Net income	$ 113,463	$ 104,560	9 %	$ 126,296	(10)%
Earnings per common share:					
Basic	$ 0.79	$ 0.74	7 %	$ 0.89	(11)%
Diluted	$ 0.77	$ 0.72	7 %	$ 0.87	(11)%

| | Six months ended | | |
	March 31, 2015	March 31, 2014	% Change
	($ in thousands, except per share amounts)		
Total revenues	$ 2,592,468	$ 2,413,399	7 %
Net revenues	$ 2,538,238	$ 2,362,047	7 %
Pre-tax income	$ 383,228	$ 344,388	11 %
Net income	$ 239,759	$ 221,193	8 %
Earnings per common share:			
Basic	$ 1.68	$ 1.57	7 %
Diluted	$ 1.64	$ 1.54	6 %

Raymond James Financial, Inc.
Consolidated Statements of Income
(Unaudited)

		Three months ended				
		March 31, 2015	March 31, 2014	% Change	December 31, 2014	% Change
		($ in thousands, except per share amounts)				
Revenues:						
Securities commissions and fees	$	860,214	$ 805,719	7 %	$ 834,009	3 %
Investment banking		74,240	67,311	10 %	77,538	(4)%
Investment advisory fees		91,016	88,096	3 %	98,761	(8)%
Interest		134,413	118,393	14 %	132,109	2 %
Account and service fees		111,966	101,024	11 %	111,158	1 %
Net trading profit		17,060	14,842	15 %	8,881	92 %
Other		23,715	9,240	157 %	17,388	36 %
Total revenues		1,312,624	1,204,625	9 %	1,279,844	3 %
Interest expense		(26,846)	(25,980)	3 %	(27,384)	(2)%
Net revenues		1,285,778	1,178,645	9 %	1,252,460	3 %
Non-interest expenses:						
Compensation, commissions and benefits		882,234	812,291	9 %	838,254 [1]	5 %
Communications and information processing		67,635	69,503	(3)%	59,112 [1]	14 %
Occupancy and equipment costs		41,604	39,897	4 %	39,227	6 %
Clearance and floor brokerage		13,588	9,876	38 %	9,498	43 %
Business development		42,490	36,667	16 %	36,990	15 %
Investment sub-advisory fees		14,987	13,798	9 %	14,255	5 %
Bank loan loss provision		3,937	1,979	99 %	9,365	(58)%
Other		43,670	41,635	5 %	47,110	(7)%
Total non-interest expenses		1,110,145	1,025,646	8 %	1,053,811	5 %
Income including noncontrolling interests and before provision for income taxes		175,633	152,999	15 %	198,649	(12)%
Provision for income taxes		66,857	60,904	10 %	76,612	(13)%
Net income including noncontrolling interests		108,776	92,095	18 %	122,037	(11)%
Net loss attributable to noncontrolling interests		(4,687)	(12,465)	62 %	(4,259)	(10)%
Net income attributable to Raymond James Financial, Inc.	$	113,463	$ 104,560	9 %	$ 126,296	(10)%
Net income per common share – basic	$	0.79	$ 0.74	7 %	$ 0.89	(11)%
Net income per common share – diluted	$	0.77	$ 0.72	7 %	$ 0.87	(11)%
Weighted-average common shares outstanding – basic		142,320	139,888		141,246	
Weighted-average common and common equivalent shares outstanding – diluted		146,050	143,636		145,282	

(1)   Certain prior period amounts have been reclassified to conform to the current period's presentation.

Raymond James Financial, Inc.
Consolidated Statements of Income
(Unaudited)

	Six months ended		
	March 31, 2015	March 31, 2014	% Change
	($ in thousands, except per share amounts)		
Revenues:			
Securities commissions and fees	$ 1,694,223	$ 1,587,899	7 %
Investment banking	151,778	147,108	3 %
Investment advisory fees	189,777	181,510	5 %
Interest	266,522	235,486	13 %
Account and service fees	223,124	194,598	15 %
Net trading profit	25,941	32,993	(21)%
Other	41,103	33,805	22 %
Total revenues	2,592,468	2,413,399	7 %
Interest expense	(54,230)	(51,352)	6 %
Net revenues	2,538,238	2,362,047	7 %
Non-interest expenses:			
Compensation, commissions and benefits	1,720,488	1,617,236	6 %
Communications and information processing	126,747	131,357	(4)%
Occupancy and equipment costs	80,831	79,582	2 %
Clearance and floor brokerage	23,086	19,830	16 %
Business development	79,480	68,911	15 %
Investment sub-advisory fees	29,242	25,597	14 %
Bank loan loss provision	13,302	3,615	268 %
Other	90,780	84,108	8 %
Total non-interest expenses	2,163,956	2,030,236	7 %
Income including noncontrolling interests and before provision for income taxes	374,282	331,811	13 %
Provision for income taxes	143,469	123,195	16 %
Net income including noncontrolling interests	230,813	208,616	11 %
Net loss attributable to noncontrolling interests	(8,946)	(12,577)	29 %
Net income attributable to Raymond James Financial, Inc.	$ 239,759	$ 221,193	8 %
Net income per common share – basic	$ 1.68	$ 1.57	7 %
Net income per common share – diluted	$ 1.64	$ 1.54	6 %
Weighted-average common shares outstanding – basic	141,813	139,498	
Weighted-average common and common equivalent shares outstanding – diluted	146,188	143,065	

Raymond James Financial, Inc.
Segment Results
(Unaudited)

					Three months ended						
		March 31, 2015		March 31, 2014		% Change		December 31, 2014		% Change	
		($ in thousands)									
Total revenues:											
Private Client Group	$	873,634	$	817,581 [1]		7 %	$	849,243		3 %	
Capital Markets		238,921		225,226 [1]		6 %		235,174		2 %	
Asset Management		94,022		87,534		7 %		99,630		(6)%	
RJ Bank		105,390		87,157		21 %		102,956		2 %	
Other [2]		17,806		3,982		347 %		9,766		82 %	
Intersegment eliminations		(17,149)		(16,855)				(16,925)			
Total revenues	$	**1,312,624**	$	**1,204,625**		**9 %**	$	**1,279,844**		**3 %**	
Net revenues:											
Private Client Group	$	870,552	$	815,152 [1]		7 %	$	845,215		3 %	
Capital Markets		235,245		221,530 [1]		6 %		231,802		1 %	
Asset Management		94,016		87,524		7 %		99,624		(6)%	
RJ Bank		102,910		85,218		21 %		100,518		2 %	
Other [2]		(1,698)		(15,626)		89 %		(9,612)		82 %	
Intersegment eliminations		(15,247)		(15,153)				(15,087)			
Total net revenues	$	**1,285,778**	$	**1,178,645**		**9 %**	$	**1,252,460**		**3 %**	
Pre-tax income (loss) (excluding noncontrolling interests):											
Private Client Group	$	75,420	$	77,115		(2)%	$	92,744		(19)%	
Capital Markets		20,848		29,571		(29)%		27,653		(25)%	
Asset Management		31,095		29,864		4 %		39,796		(22)%	
RJ Bank		71,264		56,798		25 %		64,356		11 %	
Other [2]		(18,307)		(27,884)		34 %		(21,641)		15 %	
Pre-tax income (excluding noncontrolling interests)	$	**180,320**	$	**165,464**		**9 %**	$	**202,908**		**(11)%**	

Continued on next page

(the text of the footnotes in the above table are on the following page)

Raymond James Financial, Inc.
Segment Results
(Unaudited)
(continued from previous page)

| | Six months ended | | |
	March 31, 2015	March 31, 2014	% Change
	($ in thousands)		
Total revenues:			
Private Client Group	$ 1,722,877	$ 1,600,330 [1]	8 %
Capital Markets	474,095	466,666 [1]	2 %
Asset Management	193,652	183,550	6 %
RJ Bank	208,346	171,030	22 %
Other [2]	27,572	24,071	15 %
Intersegment eliminations	(34,074)	(32,248)	
Total revenues	$ 2,592,468	$ 2,413,399	7 %
Net revenues:			
Private Client Group	$ 1,715,767	$ 1,595,374 [1]	8 %
Capital Markets	467,047	459,619 [1]	2 %
Asset Management	193,640	183,537	6 %
RJ Bank	203,428	167,146	22 %
Other [2]	(11,310)	(14,806)	24 %
Intersegment eliminations	(30,334)	(28,823)	
Total net revenues	$ 2,538,238	$ 2,362,047	7 %
Pre-tax income (loss) (excluding noncontrolling interests):			
Private Client Group	$ 168,164	$ 148,625	13 %
Capital Markets	48,501	63,016	(23)%
Asset Management	70,891	61,700	15 %
RJ Bank	135,620	113,856	19 %
Other [2]	(39,948)	(42,809)	7 %
Pre-tax income (excluding noncontrolling interests)	$ 383,228	$ 344,388	11 %

The text of the footnotes to the above table and to the table on the previous page are as follows:

(1) Certain prior period amounts have been reclassified to conform to the current period's presentation.

(2) The Other segment includes the results of our principal capital and private equity activities as well as various corporate overhead costs of RJF.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Details of certain key revenue and expense components:

	Three months ended				
	March 31, 2015	March 31, 2014	% Change	December 31, 2014	% Change
	($ in thousands)				
Securities commissions and fees:					
PCG segment securities commissions and fees	$ 730,936	$ 683,533	7 %	$ 706,684	3 %
Capital Markets segment institutional sales commissions:					
Equity commissions	59,913	66,394	(10)%	70,214	(15)%
Fixed Income commissions	75,066	62,165	21 %	63,944	17 %
All other segments	70	90	(22)%	75	(7)%
Intersegment eliminations	(5,771)	(6,463)		(6,908)	
Total securities commissions and fees	$ 860,214	$ 805,719	7 %	$ 834,009	3 %
Investment banking revenues:					
Equity:					
Underwritings	$ 15,651	$ 22,397	(30)%	$ 18,165	(14)%
Mergers & acquisitions and advisory fees	41,086	27,694	48 %	47,411	(13)%
Tax credit funds syndication fees	8,260	3,363	146 %	3,590	130 %
Fixed Income investment banking revenues	9,135	14,240	(36)%	8,375	9 %
Other	108	(383)	NM	(3)	NM
Total investment banking revenues	$ 74,240	$ 67,311	10 %	$ 77,538	(4)%
Other revenues:					
Realized/unrealized gain (loss) attributable to private equity investments	$ 17,320	$ (904)	NM	$ 5,200	233 %
All other revenues	6,395	10,144	(37)%	12,188	(48)%
Total other revenues	$ 23,715	$ 9,240	157 %	$ 17,388	36 %
Other expenses:					
Losses of real estate partnerships held by consolidated variable interest entities (1)	$ 11,110	$ 12,290 (2)	(10)%	$ 7,973	39 %
All other expenses	32,560	29,345 (2)	11 %	39,137	(17)%
Total other expenses	$ 43,670	$ 41,635	5 %	$ 47,110	(7)%
Net (loss) income attributable to noncontrolling interests:					
Private equity investments	$ 5,731	$ 447	NM	$ 2,689	113 %
Consolidation of low-income housing tax credit funds	(11,922)	(14,707)	19 %	(8,688)	(37)%
Other	1,504	1,795	(16)%	1,740	(14)%
Total net loss attributable to noncontrolling interests	$ (4,687)	$ (12,465)	62 %	$ (4,259)	(10)%

Continued on next page

(the text of the footnotes in the above table are on the following page)

Raymond James Financial, Inc.
Selected key metrics (Unaudited)
(continued from previous page)

Details of certain key revenue and expense components:

		Six months ended			
		March 31, 2015		March 31, 2014	% Change
		($ in thousands)			
Securities commissions and fees:					
PCG segment securities commissions and fees	$	1,437,620	$	1,341,040	7 %
Capital Markets segment institutional sales commissions:					
Equity commissions		130,127		132,039	(1)%
Fixed Income commissions		139,010		127,233	9 %
All other segments		145		178	(19)%
Intersegment eliminations		(12,679)		(12,591)	
Total securities commissions and fees	$	1,694,223	$	1,587,899	7 %
Investment banking revenues:					
Equity:					
Underwritings	$	33,816	$	41,901 [2]	(19)%
Mergers & acquisitions and advisory fees		88,497		68,753	29 %
Tax credit funds syndication fees		11,850		11,769 [2]	1 %
Fixed Income investment banking revenues		17,510		25,073	(30)%
Other		105		(388)	NM
Total investment banking revenues	$	151,778	$	147,108	3 %
Other revenues:					
Realized/unrealized gain attributable to private equity investments	$	22,520	$	9,161	146 %
All other revenues		18,583		24,644 [3]	(25)%
Total other revenues	$	41,103	$	33,805	22 %
Other expenses:					
Losses of real estate partnerships held by consolidated variable interest entities [1]	$	19,083	$	21,212 [2]	(10)%
All other expenses		71,697		62,896 [2]	14 %
Total other expenses	$	90,780	$	84,108	8 %
Net (loss) income attributable to noncontrolling interests:					
Private equity investments	$	8,420	$	6,702	26 %
Consolidation of low-income housing tax credit funds		(20,610)		(25,682)	20 %
Other		3,244		6,403	(49)%
Total net loss attributable to noncontrolling interests	$	(8,946)	$	(12,577)	29 %

The text of the footnotes to the above table and to the table on the previous page are as follows:

(1) Nearly all of these losses are attributable to noncontrolling interests. After adjusting for the portion attributable to noncontrolling interests, RJF's share of these losses is insignificant in all periods presented.

(2) Certain prior period amounts have been reclassified to conform to the current period's presentation.

(3) Total for the six months ended March 31, 2014 includes a $5.5 million realized gain on the December 2013 redemption by the issuer of Jefferson County, Alabama Sewer Revenue Refunding Warrants auction rate securities that resulted from the resolution of the Jefferson County, Alabama bankruptcy proceedings.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Selected key financial metrics:

		As of								
		March 31, 2015		December 31, 2014		September 30, 2014		June 30, 2014		March 31, 2014
Total assets	$	25.0 bil.	$	24.3 bil.	$	23.3 bil.	$	23.1 bil.	$	22.9 bil.
Shareholders' equity (attributable to RJF)	$	4,375 mil.	$	4,271 mil.	$	4,141 mil.	$	4,015 mil.	$	3,888 mil.
Book value per share	$	30.69	$	30.09	$	29.40	$	28.59	$	27.75
Tangible book value per share (a non-GAAP measure) [1]	$	28.34	$	27.71	$	26.98	$	26.15	$	25.28
Return on equity for the quarter (annualized)		10.5 %		12.0 %		13.4 %		12.4 %		10.9 %
Return on equity - year to date (annualized)		11.3 %		12.0 %		12.3 %		11.9 %		11.7 %
Common equity tier 1 capital ratio		19.2 % [2]		n/a		n/a		n/a		n/a
Tier 1 capital ratio		19.2 % [2]		20.0 %		19.7 %		19.6 %		19.1 %
Total capital ratio		20.1 % [2]		20.9 %		20.6 %		20.5 %		20.0 %
Tier 1 leverage ratio		16.2 % [2]		16.6 %		16.4 %		15.8 %		15.8 %
Pre-tax margin on net revenues - quarter		14.0 %		16.2 %		16.5 %		15.8 %		14.0 %
Pre-tax margin on net revenues - year to date		15.1 %		16.2 %		15.4 %		15.0 %		14.6 %
Effective tax rate - quarter		37.1 %		37.8 %		35.8 %		35.8 %		36.8 %
Effective tax rate - year to date		37.4 %		37.8 %		35.8 %		35.8 %		35.8 %

Private Client Group financial advisors:

	As of				
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Raymond James & Associates	2,496	2,491	2,462	2,455	2,438
Raymond James Financial Services	3,422	3,379	3,329	3,320	3,288
Raymond James Limited	380	380	391	397	397
Raymond James Investment Services	86	86	83	79	79
Total advisors	6,384	6,336	6,265	6,251	6,202

Selected client asset metrics:

		As of								
		March 31, 2015		December 31, 2014		September 30, 2014		June 30, 2014		March 31, 2014
						($ in billions)				
Client assets under administration	$	495.8	$	483.0	$	475.0	$	479.0	$	458.1
Private Client Group assets under administration	$	471.1	$	459.1	$	450.6	$	454.1	$	434.0
Private Client Group assets in fee-based accounts	$	182.1	$	173.9	$	167.7	$	168.0	$	158.2
Financial assets under management	$	69.4	$	66.7	$	64.6	$	65.3	$	62.3
Secured client lending [3]	$	3.0	$	3.0	$	2.8	$	2.7	$	2.5

(1) Tangible book value per share (a non-GAAP measure) is computed by dividing shareholders' equity, less goodwill and other intangible assets in the amount of $351 million, $352 million, $354 million, $356 million, and $358 million as of March 31, 2015, December 31, 2014, September 30, 2014, June 30, 2014 and March 31, 2014, respectively, which are net of their related deferred tax balance in the amounts of $16.0 million, $14.6 million, $13.2 million, $12.8 million, and $11.5 million as of March 31, 2015, December 31, 2014, September 30, 2014, June 30, 2014 and March 31, 2014, respectively, by the number of common shares outstanding. Management believes tangible book value per share is a measure that is useful to investors because it allows them to better assess the capital strength of the company.

(2) Estimated. Basel III rules became effective for RJF on January 1, 2015. All prior period ratios are computed based on Basel 2.5 rules in effect during such periods.

(3) Includes client margin balances held by our broker-dealer subsidiaries and securities based loans available through RJ Bank.

Raymond James Bank
Selected financial highlights (Unaudited)

Selected operating data:

| | | Three months ended | | | | |
	March 31, 2015	March 31, 2014	% Change	December 31, 2014	% Change
			($ in thousands)		
Net interest income	$ 99,857	$ 84,527	18%	$ 96,722	3%
Net revenues	$ 102,910	$ 85,218	21%	$ 100,518	2%
Bank loan loss provision	$ 3,937	$ 1,979	99%	$ 9,365	(58)%
Pre-tax income	$ 71,264	$ 56,798	25%	$ 64,356	11%
Net (recoveries) charge-offs	$ (131)	$ 1,832	NM	$ (120)	9%
Net interest margin (% earning assets)	3.09%	2.97%	4%	3.04%	2%

| | | Six months ended | |
	March 31, 2015	March 31, 2014	% Change
		($ in thousands)	
Net interest income	$ 196,579	$ 166,641	18%
Net revenues	$ 203,428	$ 167,146	22%
Bank loan loss provision	$ 13,302	$ 3,615	268%
Pre-tax income	$ 135,620	$ 113,856	19%
Net (recoveries) charge-offs	$ (251)	$ 1,541	NM
Net interest margin (% earning assets)	3.06%	3.00%	2%

RJ Bank Balance Sheet data:

| | | | As of | | |
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
			($ in thousands)		
Total assets [1]	$ 13,761,822	$ 13,563,391	$ 12,547,902	$ 12,123,100	$ 11,798,723
Total equity	$ 1,432,334	$ 1,388,054	$ 1,310,098	$ 1,254,560	$ 1,202,229
Total loans, net	$ 12,060,663	$ 11,809,886	$ 10,964,299	$ 10,374,274	$ 10,028,101
Total deposits [1]	$ 11,692,531	$ 11,449,746	$ 10,537,672	$ 10,276,206	$ 10,442,179
Available for Sale (AFS) securities, at fair value	$ 329,878	$ 345,865	$ 361,554	$ 379,529	$ 424,394
Net unrealized loss on AFS securities, before tax	$ (4,745)	$ (4,983)	$ (6,894)	$ (7,387)	$ (8,733)
Common equity tier 1 capital ratio	11.5% [2]	n/a	n/a	n/a	n/a
Tier 1 capital ratio	11.5% [2]	11.4%	11.2%	11.4%	11.2%
Total capital ratio	12.7% [2]	12.6%	12.5%	12.6%	12.5%
Tier 1 leverage ratio	10.8% [2]	10.9%	10.7%	10.4%	10.4%
Commercial and industrial loans [3]	$ 6,813,200	$ 6,767,827	$ 6,422,347	$ 6,049,340	$ 5,917,009
Commercial Real Estate (CRE) and CRE construction loans [3]	$ 1,773,859	$ 1,714,153	$ 1,783,358	$ 1,683,831	$ 1,620,704
Residential mortgage loans [3]	$ 1,966,247	$ 1,971,778	$ 1,751,793	$ 1,751,310	$ 1,741,965
Securities based loans [3]	$ 1,251,838	$ 1,160,956	$ 1,023,702	$ 907,912	$ 772,926
Tax-exempt loans [3]	$ 361,644	$ 242,029	$ 122,218	$ 94,855	$ 30,370
Loans held for sale [3] [4]	$ 82,091	$ 134,529	$ 42,012	$ 61,746	$ 109,622

Continued on next page

(the text of the footnotes in the above tables are on the following page)

Credit metrics:

	As of									
	March 31, 2015		December 31, 2014		September 30, 2014		June 30, 2014		March 31, 2014	
	($ in thousands)									
Allowance for loan losses	$	160,008	$	156,767	$	147,574	$	142,309	$	137,940
Allowance for loan losses (as % of loans)		1.32%		1.33%		1.33%		1.36%		1.37%
Nonperforming loans [5]	$	69,638	$	76,153	$	80,665	$	90,485	$	94,464
Other real estate owned	$	6,451	$	5,421	$	5,380	$	3,740	$	2,968
Total nonperforming assets	$	76,089	$	81,574	$	86,045	$	94,225	$	97,432
Nonperforming assets (as % of total assets)		0.55%		0.60%		0.69%		0.78%		0.83%
Total criticized loans [6]	$	210,698	$	178,053	$	204,801	$	247,296	$	186,435
1-4 family residential mortgage loans over 30 days past due (as a % 1-4 family residential loans)		1.81%		1.91%		2.34%		2.49%		2.60%

The text of the footnotes to the above table and the tables on the previous page are as follows:

(1) Includes affiliate deposits.

(2) Estimated. Basel III rules became effective for RJ Bank on January 1, 2015. All prior period ratios are computed based on Basel I rules in effect during such periods.

(3) Outstanding loan balances are shown gross of unearned income and deferred expenses.

(4) Primarily comprised of the guaranteed portions of Small Business Administration section 7(a) loans purchased from other financial institutions.

(5) Nonperforming loans includes 90+ days past due plus nonaccrual loans.

(6) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to assignment to this classification.